UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
____________________

GAMING PARTNERS INTERNATIONAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

36467A107
(CUSIP Number)

Michael T. Raymond
Dickinson Wright, PLLC
2600 W. Big Beaver Rd., Suite 300
Troy, Michigan 48084-3312
248-433-7274
_____________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2012 (See Item 3)
(Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Enclave Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	42,000 shares
	9.	SOLE DISPOSITIVE POWER	shares
	10.	SHARED DISPOSITIVE POWER	42,000 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	0.5%
14.	00

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Jeffrey Gerstel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	42,000 shares
	9.	SOLE DISPOSITIVE POWER	shares
	10.	SHARED DISPOSITIVE POWER	42,000 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	0.5%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON: Jesse R. Gerstel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	14,800 shares
	8.	SHARED VOTING POWER	45,500 shares
	9.	SOLE DISPOSITIVE POWER	14,800 shares
	10.	SHARED DISPOSITIVE POWER	45,500 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,300 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	.7%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON: Eileen Gerstel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,500 shares
	8.	SHARED VOTING POWER	3,500 shares
	9.	SOLE DISPOSITIVE POWER	1,500 shares
	10.	SHARED DISPOSITIVE POWER	3,500 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	.1%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Warren S. Spivak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	332,724 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	332,724 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,724 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	4.1%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Lewis Roger Felder MD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	75,824 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	75,824 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,824 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	0.9%
14.	IN

Item 1.    Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Gaming Partners International Corporation (“Issuer” or “GPIC”).  The principal executive offices of GPIC are located at 1700 South Industrial Road, Las Vegas, Nevada 89102.

Item 2.    Identity and Background

(a)	The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

Enclave Asset Management LLC
Jeffrey Gerstel
Jesse R. Gerstel
Eileen Gerstel
Warren S. Spivak
Lewis Roger Felder, MD

Enclave Asset Management LLC is a Florida limited liability company and its principal business is the management of family investment assets.

(b)	The business address of Enclave Asset Management LLC, Jeffrey Gerstel, Jesse R. Gerstel and Eileen Gerstel is 6456 Enclave Way, Boca Raton, Florida 33496.

The business address of Mr. Spivak is 8230 Nevis Place, Wellington, Florida 33414.
The business address of Mr. Felder is 2125 NE 201 Street, Miami, Florida 33179.

(c)	Jeffrey Gerstel, Jesse Gerstel and Eileen Gerstel are self-employed entrepreneurs. Their business address is 6456 Enclave Way, Boca Raton, Florida 33496

Mr. Spivak is an investor.  His address is 8230 Nevis Place, Wellington, Florida 33414.

Mr. Felder is a physician employed by GastroHealth PL.  The address of his employer is 16866 NE 2nd Avenue #202, North Miami Beach, Florida 33162.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All reporting persons are citizens of the United States of America, other than Enclave Asset Management LLC, which is a Florida limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons expended an aggregate of approximately $2,035,785 (including commissions) to purchase 470,348 shares of Common Stock.  Funds used to purchase reported securities have come from investable capital of Enclave Asset Management LLC and from the personal funds of the other Reporting Persons.

Item 4.  Purpose of Transaction

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons continuously evaluate and reevaluate their respective investments in the Shares.

The Reporting Persons have agreed to act in concert with the common purpose of assessing whether the Issuer's management and board of directors are currently acting in the best interests of the shareholders and to potentially develop and recommend various courses of action for consideration by the Issuer’s management and board of directors that the Reporting Persons believe will maximize shareholder values.  A copy of the written Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1.

As background, Jeffrey Gerstel, individually and on behalf of Enclave Asset Management LLC, has sent numerous written letters and electronic communications to various members of management and the board of directors of the Issuer. See, for example, the letter to the board of directors of the Issuer dated July 8, 2011 attached hereto as Exhibit 2. In these various communications, Mr. Gerstel has expressed his opinion that:

1.           Management has failed to develop and/or implement effective strategies to exploit GPIC’s proprietary technology and to materially grow GPIC’s business and revenue;

2.           Management has not prudently deployed, utilized or re-invested a cash surplus of approximately $25 million (as reflected in its quarterly report for the period ended September 30, 2011);

3.           Management has engaged in employment and compensation practices that constitute conflicts of interest and/or self-dealing; and

4.           Management has not timely disclosed certain material contracts and related party transactions or relationships.

The legitimate concerns expressed in Mr. Gerstel’s communications to management and the board of directors have generally been ignored or side-stepped. For example, following Mr. Gerstel’s July 8. 2011 letter, the board of directors in a letter dated July 18, 2011 and attached hereto as Exhibit 3, responded in a superficial, generic and dismissive manner to the various and detailed concerns expressed by Mr. Gerstel. As subterfuge for an apparent desire to avoid accountability to a concerned shareholder, the board of directors mistakenly inferred that insider trading rules prevented them from being fully responsive. This was baffling to Mr. Gerstel since his letter was not an attempt to illicit material, non-public information from the board, but instead was a request for explanations or embellishments regarding previously disclosed corporate matters.

On January 17, 2012, Enclave Asset Management, LLC, Jeffrey Gerstel, Jesse Gerstel, Eileen Gerstel and Warren Spivak, through counsel retained by them, sent a letter to the Board of Directors demanding that the Board immediately terminate the employment, for cause, of CEO Gregory Gronau and CFO Gerald Koslow and that GPIC commence a lawsuit against them.  A copy of the January 17th letter is attached as Exhibit 4.  The letter also outlined a series of acts that, in the belief of the Reporting Persons, constitute further acts of incompetence, gross mismanagement and even self-dealing.  More specifically, the Reporting Persons contend that:

1.           Management has caused GPIC to engage in a share repurchase program that serves no legitimate corporate purpose.

2.           Management has engaged in self-dealing and nepotism by hiring Mr. Gronau’s wife to provide real estate consulting services to the Company and Mr. Thieffry’s son in a significant accounting role;

3.           With little or no justification, Management has terminated and compelled the resignation of highly performing personnel, such as Christophe Leroux (leading chip salesman) and Remi Nicolas (accountant for GPI SAS), and has replaced them with less experienced and incompetent employees; and

4.           Management has failed to retain competent technology and engineering personnel and has been derelict in the management of its RFID technology license agreement, including by missing deadlines and opportunities for cooperation.

The Reporting Persons received a response to their  January 17th letter from counsel to GPIC on January 27, 2012.  The letter did not indicate that independent counsel had been retained by the Board to evaluate the concerns expressed by the Reporting Persons, yet was critical and dismissive of those concerns. A copy of the January 27th letter is attached hereto as Exhibit 5.

On February 1, 2012, counsel to the Reporting Persons  sent a reply letter to GPIC’s counsel, highlighting the need for independent counsel to the Board,  reiterating its concerns concerning the management of the Company and its disclosures and demanding that the Company implement procedures to preserve electronic communications, data and information.  A copy of the February 1st letter is attached as Exhibit 6.

The Reporting Persons reserve the right to continue to be in contact with the board of directors and management of the Issuer and other significant and principal shareholders of the Issuer regarding strategies and alternatives that the Issuer might pursue to maximize shareholder values.

The Reporting Persons reserve the right to effect transactions, by acquisition(s) or disposition(s) of Shares or otherwise, which would change the number of Shares that they currently beneficially own as a group.

The Reporting Persons reserve the right to act in concert with other shareholders of the Issuer for a common purpose, including but not limited to recommending various courses of action for consideration by the Issuer’s management and board of directors and other shareholders.

Item 5.  Interest in Securities of the Issuer.

(a)
Each of the Reporting Persons beneficially owns the number of shares of common stock reflected in Column 1 of the table below next to his, her or its name.  Column 2 shows the percentage that such number of shares bears to 8,199,016, which is the total number of shares reflected as issued and outstanding on GPIC’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.

	Column 1 Number of Shares	Column 2 Percentage of Shares Issued and Outstanding
Enclave Asset Management	42,000	0.5%
Jeffrey Gerstel	42,000	0.5%
Jesse R. Gerstel	60,300	0.7%
Eileen Gerstel	5,000	0.1%
Warren S. Spivak	332,724	4.1%
Lewis Roger Felder	75,824	0.9%

(b)	The following table summarizes sole and share voting and dispositive power of the Reporting Persons.

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
Enclave Asset Mgt LLC		42,000		42,000
Jeffrey Gerstel		42,000		42,000
Jesse R. Gerstel	14,800	45,500	14,800	45,500
Eileen Gerstel	1,500	3,500	1,500	3,500
Warren S. Spivak	332,724		332,724
Lewis Roger Felder	75,824		75,824

Jesse R. Gerstel is the managing partner of Enclave Asset Management LLC.  Jeffrey Gerstel (father and son, respectively) are the managing partners of Enclave Asset Management LLC and they share the power to direct the vote and disposition of 42,000 shares.

Jesse R. Gerstel and Eileen Gerstel (husband and wife, respectively) share the power to vote and dispose of 3,500 shares.

(c)	On December 16, 2011, Enclave Asset Management LLC purchased 1300 shares on the open market at a purchase price of $6.01 for a total purchase price of $7,813.

(d)	None

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement
Exhibit 2: Letter from Enclave Management LLC to Board of Directors dated July 8, 2011
Exhibit 3: Letter from Board of Directors to Enclave Management dated July 18, 2011
Exhibit 4: Letter from Thomas G. McNeill, Esq. to the Board of dated January 17, 2012
Exhibit 5: Letter from Mark E. Ferrario, Esq. to Thomas G. McNeill, Esq. dated January 27, 2012
Exhibit 6: Letter from Thomas G. McNeill, Esq. to Mark E. Ferrario, Esq. dated February 1, 2012

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Enclave Asset Management LLC

By:	/s/ Jeffrey Gerstel	February 1, 2012
Jeffrey Gerstel, Managing Partner

By:	/s/ Jeffrey Gerstel	February 1, 2012
Jeffrey Gerstel

By:	/s/ Jesse R. Gerstel	February 1, 2012
Jesse R. Gerstel

By:	/s/ Eileen Gerstel	February 1, 2012
Eileen Gerstel

By:	/s/ Warren Spivak	February 1, 2012
Warren Spivak

By:	/s/ Lewis Roger Felder	February 1, 2012
Lewis Roger Felder MD